CADBURY PLC
ADDITIONAL LISTING

A block listing application has been made for 2,000,000 ordinary shares of 10p each in the Company to be admitted to the Official List of the UK Listing Authority and admitted to trading on the London Stock Exchange. The shares will be issued fully paid and will rank pari passu in all respects with the existing issued ordinary shares of the Company.

The shares will be issued pursuant to the exercise of options granted under the following schemes:

• The Cadbury Schweppes Savings Related Share Option Scheme 1982;
- The Cadbury Schweppes Irish Savings Related Share Option Scheme;
- The Cadbury Schweppes Irish AVC Savings Related Share Option Scheme;
- The Cadbury Schweppes International Savings Related Share Option Scheme 1998;
- The Cadbury Schweppes (New Issue) Share Option Plan 2004;
- The Cadbury Schweppes Share Option Plan 2004 (formerly the Cadbury Schweppes Share Option 1994);
- The Cadbury Schweppes Share Option Plan 2004;
- The Cadbury plc 2008 Savings Related Share Option Scheme;
- The Cadbury plc 2008 Irish Savings Related Share Option Scheme;
- The Cadbury plc 2008 Irish AVC Savings Related Share Option Scheme;
- The Cadbury plc 2008 International Savings Related Share Option Scheme;
- The Cadbury plc 2008 US Employees Share Option Plan;
- The Cadbury plc 2008 Americas Employees Share Option Plan;
- The Cadbury plc 2008 Bonus Share Retention Plan;
- The Cadbury plc 2008 International Share Award Plan;
- The Cadbury plc 2008 Long Term Incentive Plan.

J M Mills
Director of Group Secretariat

09 October 2009